Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Northern Trust Corporation:

We consent to the incorporation by reference in the registration statements on Form S-3 No. 333-105423 and on Form S-8 Nos. 333-86418, 333-84085, 333-52623 and 333-58784 of Northern Trust Corporation of our reports dated February 14, 2005, with respect to the consolidated balance sheets of Northern Trust Corporation as of December 31, 2004 and 2003, and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2004, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 and the effectiveness of internal control over financial reporting as of December 31, 2004, which reports appear in the Form 10-K of Northern Trust Corporation dated March 14, 2005.

/s/ KPMG LLP
Chicago, Illinois
March 14, 2005